Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

INSU ACQUISITION CORP. IV

INSU Acquisition Corp. IV (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on November 4, 2020 (the “Certificate of Incorporation”).

2.	The Corporation has not issued or received payment for any of its capital stock.

3.	Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“FOURTH: The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation shall have authority to issue is 111,000,000, of which (a) 110,000,000 shares shall be Common Stock, including (i) 100,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock and (b) 1,000,000 shares shall be Preferred Stock.

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the General Corporation Law of Delaware. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock.

(i) Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power.

(ii) The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(iii) Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) and shall automatically convert into Class A Common Stock on the business day following the closing of the Business Combination (as defined below).

(iv) Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Corporation’s initial public offering, all issued and outstanding shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock at the time of the closing of the Corporation’s initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”) at a ratio for which:

(x)	the numerator shall be equal to the sum of (A) 33 1/3% of all shares of Class A Common Stock issued or issuable (upon the conversion or exercise of any equity-linked securities or otherwise) by the Corporation, related to or in connection with the consummation of the Business Combination (excluding any securities issued or issuable to any seller in the Business Combination) plus (B) the number of shares of Class B Common Stock issued and outstanding prior to the closing of the Business Combination; and

(y)	the denominator shall be the number of shares of Class B Common Stock issued and outstanding prior to the closing of the Business Combination.

Notwithstanding anything to the contrary contained herein, (i) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or equity-linked securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding consenting or agreeing separately as a single class, and (ii) in no event may the Class B Common Stock convert into Class A Common Stock at a ratio that is less than one-for-one.

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.

Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section B of Article Fourth. The pro rata share for each stockholder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Article and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.

4.	This amendment was duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

5.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its name and on its behalf as of the 1st day of February, 2021.

By:	/s/ John Butler
Name:	John Butler
Title:	Chief Executive Officer and President

[INSU IV - Signature page to Certificate of Amendment to Certificate of Incorporation]